  Exhibit 99.1

Silver Elephant’s El Triunfo Grab Samples Assayed Up to 294 g/t Silver, Drilling at Pulacayo (Silver) Continues Past 1,972m

Vancouver, British Columbia, August 30, 2021 – Silver Elephant Mining Corp. (“Silver Elephant” or “the Company”) (TSX: ELEF, OTCQX:SILEF, Frankfurt:1P2N) is pleased to report the ongoing exploration at both the Pulacayo silver project and the El Triunfo gold-silver project in Bolivia are yielding encouraging results as follows:

Pulacayo District Exploration (silver, lead, zinc)

Further to news dated June 21, 2021, Silver elephant has drilled 1,972 meters of its announced 2,000m drill program. Drilling has been completed at El Abra, Veta Quattro, and Pacamayo prospects identified through mapping and 2021 IP survey at Pulacayo District. These are distant unexplored targets located up to 1km from the Pulacayo Tajo Vein System (“TVS”) whereat all of the historic production of 678 Moz occurred as reported by the National Geological and Mineral Service of Bolivia (SERGEOTECMIN)

Drilling at Pacamayo (1km north of the NI-43 101 Pulacayo resource that is upper part of TVS) has confirmed visual concentrations of galena, tetrahedrite and sphalerite between 490 to 560 meters depth matching a high IP chargeability, which extends beyond a depth of 500 meters and exceeds the IP depth detection limit.

The Company is currently drilling PUD 293 at the Pero area about 500 meters south of Pulacayo resource where an IP anomaly is detected at a depth between 250 to 500 meters. PUD293 is located 300 meters southwest of PUD286 (also outside of Pulacayo Resource) which intercepted 4meters of 393 g/t Ag, 3.79% Zn, 0.88%Pb at 148-meter downhole (see Company’s press release dated January 27, 2021). The IP target for PUD 293 corresponds favorably to a mapped structure that strikes westward from PUD 286.

All prior Pulacayo drilling focused primarily on upper part of Pulacayo TVS and the Paca satellite deposit (7km north of TVS) which define the Pulacayo resource of an Indicated mineral category of 106.7 million oz of silver, 1,384.7 million pounds of zinc, and 693.9 million pounds of lead. The Indicated Pulacayo resource is 48 million tonnes grading 69g/t silver, 1.3% zinc, 0.7% lead based on over 100,000 meters of drilling. The resource calculation was completed by Mercator Geotechnical Services (refer to news release dated October 13, 2020).

It should be noted that the Pulacayo TVS showed up in the IP survey with high chargeability and medium resistivity, and that many of the IP anomalies such as Pacamayo in the survey carry very similar IP signatures to the TVS which is what makes these targets compelling.

Matrix Geotechnologies Limited of Canada has recently returned from a brief break to commence surveying at Paca as part of the expanded 108 line-km IP program which so far keeps on finding additional targets which the Company will assess for possible drilling.

El Triunfo project (gold silver lead zinc)

Silver Elephant has completed a 30 line-km IP survey at its El Triunfo project and has identified several IP anomalies. Of particular interest is an anomaly that extends 200m east of the artisanal workings where all prior exploration and drilling occurred. The east anomaly measures 50 to 75m wide, and 200m along strike and appears to be 100 to 200 meters from surface. This anomaly is open to the east as the Company ground crew compiles remaining data to determine its full dimensions. This east anomaly has never been drilled and exhibits the same IP signature as prior drilled areas beneath the artisanal workings to the west. Significant prior drill results at El Triunfo west are tabulated below as reference (refer further to news release dated November 25, 2020):

Hole ID	From-To	Length	Au	Ag	Zn	Pb	AuEq
		(m)	(g/t)	(g/t)%		%	(g/t)
TR006	40.0-76.0	36	0.49	15.46	0.54	0.44	0.97
including…	58.0-72.0	14	0.48	20.23	0.76	0.66	1.16
TR007	13.0-111.9	98.9	0.37	22.71	0.74	0.58	1.04
including…	63.0-111.9	48.9	0.42	35.49	1.17	0.83	1.45
TR008	6.8-84.0	77.3	0.31	17.65	0.57	0.53	0.85
including…	45.0-51.4	6.4	1.6	56.49	1.66	0.94	3.05

Gold equivalent calculation uses a gold price of $1,795, a zinc price of $0.93, a lead price of $0.80, and a silver price of $18.30 (all USD), and assumes a 100% metallurgical recovery. Gold equivalent values can be calculated using the following formula: AuEq = Au g/t + (Ag g/t x 0.0102) + (Zn % x 0.3551) + (Pb % x 0.3055). Based on core-angle measurements, true widths range from 54% to 65% of reported core length.

Significant assay results from a total of 74 surface samples, taken as part of the mapping program on this eastern extension, are tabulated below.

Sample No.	Type	Width (m)	Au (g/t)	Ag (g/t)	Zn %	Pb %	AuEq (g/t)
3495	CHIP	0.6	4.3	173.0	0.07	2.50	6.8
3494	CHIP	1.0	2.4	34.4	0.12	0.55	3.0
3477	CHIP	1.1	2.3	44.9	5.88	6.57	6.9
6558	CHIP	2.4	1.9	1.1	0.00	0.00	1.9
6572	CHIP	1.9	1.4	0.6	0.00	0.00	1.4
3488	CHIP	1.0	0.9	8.0	0.00	0.00	1.0
3500	CHIP	2.2	0.9	187.0	4.48	5.40	6.0
6503	CHIP	1.0	0.7	15.4	0.32	1.00	1.3
3499	CHIP	2.6	0.7	38.0	0.06	1.03	1.4
6582	CHIP	0.3	0.7	294.0	2.09	6.11	6.3
3475	CHIP	3.0	0.5	124.0	0.90	4.74	3.5
6517	CHIP	1.1	0.3	24.0	3.08	0.76	1.9

Gold equivalent calculation uses a gold price of $1,795, a zinc price of $0.93, a lead price of $0.80, and a silver price of $18.30 (all USD), and assumes a 100% metallurgical recovery. Gold equivalent values can be calculated using the following formula: AuEq = Au g/t + (Ag g/t x 0.0102) + (Zn % x 0.3551) + (Pb % x 0.3055).

The grades are very similar to, and in some cases higher than the grades from previous grab samples in artisanal workings area to the west.

The IP anomaly correlate to the findings from the Company’s geological mapping program which demonstrates that both the sheeted vein system, and host rocks (Tertiary-aged black shales) to the polymetallic mineralization intercepted at prior El Triunfo drill holes, extend another 1.5km eastward.

So far, the identified mineralized strike on the project has expanded from 750m to 2.3km, the Company is working to prioritize drill targets based on all available information to commence October drilling.

Silver elephant looks forward to exploring and developing both Pulacayo and El Triunfo to their full potential with singular focus, in light of the Company’s recently announced plan to spin out its nickel and vanadium assets by year end as announced on August 26, 2021.

Quality Assurance and Quality Control

Silver Elephant adopts industry-recognized best practices in its implementation of QA/QC methods. A geochemical standard control sample and a blank sample are inserted into the sample stream at every 20th sample. Duplicates are taken at every 40th sample. Standards and duplicates (including lab duplicates and standards) are analyzed using Thompson-Howarth plots. Samples are shipped to ALS Global Laboratories in Ururo, Bolivia for preparation and then shipped to ALS Global laboratories in Lima, Peru for analysis. Samples are analyzed using an aqua regia digestion with super trace ICP-MS analysis. Gold is analyzed with optimized fire assay and atomic absorption spectroscopy.

The ALS Laboratories sample management system meets all the requirements of International Standards ISO/IEC 17025:2017 and ISO 9001:2015. All ALS geochemical hub laboratories are accredited to ISO/IEC 17025:2017 for specific analytical procedures.

All samples are taken from HQ-diameter core and split in half by a diamond-blade masonry saw. One-half of the core is submitted for laboratory analysis and the other half is preserved for reference at the Company’s secured core facility. Prior to sampling, all core is geotechnically analyzed and photographed and then logged by geologists.

Qualified Persons

The technical contents of this news release have been prepared under the supervision of Danniel Oosterman, VP Exploration for Silver Elephant. Mr. Oosterman is a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and is not independent of the Company as this term is defined under NI 43-101.

About Silver Elephant

Silver Elephant Mining Corp. is a premier mining and exploration company in silver, nickel, and vanadium.

Further information on Silver Elephant can be found at www.silverelef.com.

SILVER ELEPHANT MINING CORP.,

ON BEHALF OF THE BOARD
“John Lee”
Executive Chairman

For more information about Silver Elephant, please contact Investor Relations:
+1.604.569.3661 ext. 101
ir@silverelef.com www.silverelef.com

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Cautionary Note Regarding Forward-Looking Statements
Certain statements contained in this news release, including statements which may contain words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, or similar expressions, and statements related to matters which are not historical facts are forward-looking information within the meaning of applicable securities laws. Such forward-looking statements, which reflect management’s expectations regarding the Company’s future growth, results of operations, performance, and business prospects and opportunities, are based on certain factors and assumptions and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements.

These factors should be considered carefully, and readers should not place undue reliance on the Company’s forward-looking statements. The Company believes that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove to be correct. In addition, although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events, or results not to be as anticipated, estimated, or intended. The Company undertakes no obligation to publicly release any future revisions to forward-looking statements to reflect events or circumstances after the date of this news or to reflect the occurrence of unanticipated events, except as expressly required by law.